HIVE BLOCKCHAIN TECHNOLOGIES LTD.

February 25, 2021

HIVE Blockchain Confirms the Acquisition of a 50 MW Data Centre
With The Signing Of Definitive Agreement With GPU.ONE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is excited to announce that it has signed a Share Purchase Agreement with GPU.One Holding Inc. (“GPU One”), to expand HIVE’s Canadian footprint through the purchase of 100% of the shares of GPU Atlantic Inc. (“GPU Atlantic”) (see “About GPU Atlantic Inc.” below). This acquisition will build long term assets on our balance sheet and complements our ESG strategy to only mine coins on the cloud from sources of low-cost surplus green energy. Further, GPU One key management with many years of deep data centre experiences will be joining the HIVE team.

With this acquisition HIVE, through its subsidiary GPU Atlantic, will be the owner of a 50 megawatt (“MW”) substation and a data centre campus in Grand Falls, New Brunswick, with a dedicated cryptocurrency mining operation with access to 50 MW of low-cost green power, for a total purchase price of approximately C$25.0 million (the "Acquisition"). Pursuant to the Agreement, HIVE will satisfy the purchase price through the issuance of 4,600,000 common shares ("HIVE Shares") to GPU One and 400,000 HIVE Shares to GPU One’s minority partner, at a deemed price of C$5.00 per HIVE Share. Of the 4,600,000 HIVE Shares to be issued to GPU One pursuant to the Acquisition, 1,000,000 HIVE shares will be allocated to a holdback and earn-out to GPU One upon delivery of certain earn-out conditions.

"This is an important strategic acquisition for HIVE that diversifies our business significantly and adds one of the industry’s top data centre operators to our ranks, at an opportune time, and at an attractive valuation for our shareholders," said Frank Holmes, Executive Chairman of HIVE. "The Acquisition provides us with full ownership of a state of the art and operational Bitcoin mining data centre ready to deploy our incoming next generation bitcoin mining hardware with access to some of the lowest electricity costs in the industry.

"Additionally, this Acquisition further enables HIVE to continue in its objective of having control of its destiny, including significant capacity for expansion and flexibility for our future operations. We now have a 50 MW data center campus to build up and a home for our new generation Bitcoin miners. We are also very excited about integrating new members of the GPU One team into our ranks and deploying their in-house mining management software into our operations on a global scale," added Mr. Holmes.

The Acquisition will again more than double HIVE's total available power capacity globally to approximately 100 MW, placing it among the largest of any publicly-listed cryptocurrency miners, and provide significant diversification to the Company's business both geographically and by blockchain network.

The fully operational, state-of-the-art facility features a 50 MW substation, two fully operational data centre buildings offering a combined 30 MW of ready-to-plug space, electrical infrastructure that is unique to cryptocurrency mining, and a highly skilled technical team of executive and operational staff. Due to the facility's low electricity prices, our miners are expected to generate positive gross mining margins under current market conditions.

The Acquisition has been approved by HIVE's Board of Directors and the board of directors and the shareholders of GPU One, and its minority shareholder, and remains subject to customary closing conditions including receipt of regulatory approvals. The Acquisition is expected to close in the next three weeks.

HIVE is currently one of the world's largest public miners on the Ethereum blockchain and this acquisition places HIVE among the world's larger publicly-listed miners of Bitcoin. The newly acquired Bitcoin mining facility in New Brunswick diversifies the Company's existing portfolio, which includes a facility in Quebec, and Ethereum-focused GPU mining operations in Sweden and Iceland.

HIVE Welcomes Its New Employees Under GPU Atlantic

HIVE is pleased to announce that as part of the Acquisition it will retain key employees of GPU One to lead GPU Atlantic.

Gabriel Ibghy

Gabriel is the Chief Executive Officer and Director of Legal at GPU Atlantic Inc. Gabriel is a practicing attorney and MBA and has extensive experience in the field of cryptocurrency mining, data centre construction, operations and management. Gabriel has developed international experience in complex and challenging environments and has immersed himself into the world of cryptocurrency, and together with the team at GPU One, has been actively involved in the growing of the industry’s premier data centre operators and managers. He now brings his experience to HIVE and will continue to develop its growth within this fast-paced industry.

Vladimir Plessovskikh

Vladimir proudly maintains a reputation as Senior Partner at several large technology companies. Having worked at Transforce, a public company, and also as an accounting professional at Ernst and Young, he has a deep understanding of the technology sector, its present needs and future direction. Vladimir now brings his experience and expertise to add value to the HIVE management team and will act as CFO of GPU Atlantic.

William (Bill) Gray

Bill has served as Chief Technology Officer of GPU One since its inception and has been responsible for the successful development and deployment of GPU One’s internal in-house mining management software systems. Previously, Bill served as CTO for MPLORE LLC, Silicon Valley’s mobile ad delivery platform for public companies including Sprint, Nextel and T-Mobile. He is a global network and software architecture expert. He has been involved in colocation operations since 2010. Bill will serve as CTO to GPU Atlantic and will work with HIVE to develop new tools and software for HIVE’s global network of data centres.

Iggy Lai

Iggy has served as VP of Business Development with GPU One. Iggy brings 15 years of experience in business development. He has worked at various Fortune 500 tech companies, including Symantec and Best Buy for Business, and has founded his own tech venture. He has established himself as one of Canada's leading providers of IT equipment. Iggy is one of the most well-known and well-respected business development professionals in the crypto space and has successfully assisted GPU One and its customers with over $50M worth of mining equipment procurement. HIVE is very excited to welcome Iggy to its team as Iggy will take on the role of VP of Strategic Partnerships.

About GPU.ONE

GPU.One is one of the industry’s premier data center operators and managers. Winner of Bitmain’s “Top 10 Mining Farms in the World”, GPU.One is a privately held venture-backed and institution-backed data center owner and operator.

About GPU Atlantic Inc.

GPU Atlantic Inc. has recently constructed a new and state of the art 50 MW data center campus located in New Brunswick, Canada. The campus contains its own private 50 MW substation along with two fully operational data centre facilities ready to host up to 30 MW of HIVE’s new generation mining equipment. The campus also provides for space, electrical capacity, and materials to continue its pursuit of growth within the existing infrastructure with a third data center building with a capacity of 20 MW planned for delivery and ready for occupancy in calendar Q3 2021. GPU Atlantic’s in-house software is ahead of the competition and provides seamless and remote control of its facilities and mining equipment under management.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about the closing of the Acquisition, TSX-V approval of the Acquisition, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the TSX-V may not approve the Acquisition; the Acquisition may not be completed in the timeframe currently anticipated, or at all, or may not have a positive impact on the Company’s profitability; continued effects of the COVID- 19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company’s filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the Company’s ability to close the Acquisition and the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.